UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
HELD ON JULY 26, 2007

I. DATE, TIME AND VENUE: On July 26, 2007, at 11:00 a.m., at Contax Participações S/A headquarters, located at Rua do Passeio, 48 - 56, parte, Centro, in the city and state of Rio de Janeiro (“Company”). II. QUORUM: Members of the Board of Directors representing the majority of the sitting members and a guest, Mr. Joaquim Dias de Castro, from BNDESPAR. III. CALL: The Call Notice was made through individual messages sent directly to the Board Members. IV. PRESIDING: Chairman, Mr. Sergio Bernstein, appointed by Ronaldo Iabrudi dos Santos Pereira, Chairman of the Board of Directors, and Secretary, Luciene Sherique. V. AGENDA: (1) Opening of the Share Buy-back Program for Shares issued by Contax Participações S.A. for subsequent maintenance in treasury or cancellation. VI. RESOLUTIONS: The Board of Directors, in compliance with article 17, XVI, of the Company’s Bylaws, approved the opening of a Share Buy-back Program (“Program”) for maintenance in treasury or cancellation, as publication date of this document and expiring in 365 (three hundred and sixty-five) days, pursuant to CVM Instruction 10/80, and subsequent amendments thereto. The Board of Directors approved: (i) Program Objective: to repurchase the Company’s shares, with no reduction in the capital stock, given the favorable economic climate and attractive share prices in the stock market; (ii) Funds for the Program: the acquisition will be carried out via debit to the capital and statutory reserves, which according to the financial statements of March 31, 2007, which, on said date, amounted to R$9,386,325.00 (nine million, three hundred eighty-six thousand and three hundred twenty-five reais) and R$ 48,324,105.45 (forty eight million, three hundred twenty-four thousand, one hundred and five reais and forty-five cents), respectively. (iii) Number of shares to be purchased: a maximum of 3,193,472 (three million, one hundred ninety-three thousand and four hundred seventy-two) common shares and maximum of 21,652,376 (twenty one million, six hundred fifty-two thousand and three hundred seventy-six) preferred shares, corresponding to less of 10% of all outstanding common shares and 10% of all outstanding preferred shares, respectively, already excluding the shares held in treasury. The number of shares to be acquired is limited by the Funds for the Program, defined in item (ii) above; (iv) Number of outstanding shares: pursuant to the definition in Article 5 of CVM Instruction 10/80, there are 49,434,720 (forty nine million, four hundred thirty-four thousand, seven hundred and twenty) outstanding common shares and 216,523,758. (two hundred and sixteen million, five hundred twenty-three thousand and seven hundred fifty-eight) outstanding preferred shares; (v) Brokers: the operation will be handled by the following brokers: BRADESCO S/A CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Av. Ipiranga n° 282 – 13° andar, São Paulo – SP, CEP n° 01046-920; UNIBANCO INVESTSHOP CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S/A, Av. Euzébio Matoso 891, Pinheiros - São Paulo, CEP n° 05423-901; ITAÚ CORRETORA DE VALORES S/A, Av. Engenheiro Armando de Arruda Pereira n° 707, 15° andar - São Paulo – SP, CEP n° 04309-010. The items were unanimously approved by all the attending members, without any restrictions. In addition, the Company’s Executive Officers were authorized to take all the required measures to implement the aforementioned resolution, decide when the operations will take place and determine the number of shares to be acquired, pursuant to CVM Instruction 10/80, and amendments thereto, and the decisions of the Board. VII. CLOSING: There being no further business to discuss, the meeting was closed for the drawing up of these minutes, which were read, approved and signed by the attending members. Rio de Janeiro, July 26, 2007. (s.s.) Sergio Bernstein (Chairman); Celso Fernandez Quintella (alternate); Fabio Schvartsman; Joilson Rodrigues Ferreira (alternate); Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento. This is a free translation of the original document filed in the Company’s records.

Luciene Sherique
Secretary

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
JULY 26, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.